07028591

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

December 2, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated December 1, 2007 on allotment of 4,61,870 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Currency Convertible Bonds
2.	Letters dated December 2, 2007 on the outcome of the Board Meeting held on December 2, 2007 and a copy of Media Release issued in this connection

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055 India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

December 1, 2007

The Asst. Vice President
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub : **Allotment of 4,61,870 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Currency Convertible Bonds**

This is to inform you the Committee of Directors of the Company at its meeting held today, the December 1, 2007, has allotted 4,61,870 equity shares of Rs.10 each for cash at a price of Rs.1,006.92 (including a premium of Rs.996.92) per Share to various Foreign Institutional Investors against the conversion of 10,280 Zero Coupon Foreign Currency Convertible Bonds.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 23,51,57,193 fully paid-up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel. +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

December 1, 2007

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 2375 / 2066 / 2272 1233 / 34/2272 3719
Facsimile : 2272 2037/2039/2041/2061/3719

Dear Sirs,

Sub : **Allotment of 4,61,870 Equity Shares of Rs.10 each on conversion of Zero Coupon Foreign Currency Convertible Bonds**

This is to inform you the Committee of Directors of the Company at its meeting held today, the December 1, 2007, has allotted 4,61,870 equity shares of Rs.10 each for cash at a price of Rs.1,006.92 (including a premium of Rs.996.92) per share to various Foreign Institutional Investors against the conversion of 10,280 Zero Coupon Foreign Currency Convertible Bonds.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 23,51,57,193 fully paid-up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

December 2, 2007

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Outcome of the Board Meeting of Reliance Energy Limited (REL) held today December 2, 2007**

At the meeting held today, the Board of Directors of the Company have approved the proposal for new equity capital infusion of up to Rs. 8,000 crore to the Company.

We enclose the copy of the Media Release which sets forth the details of the proposal.

It is proposed to seek the necessary approval of shareholders through Postal Ballot.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : Media Release

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055 India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

December 2, 2007

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Outcome of the Board Meeting of Reliance Energy Limited (REL) held today December 2, 2007**

At the meeting held today, the Board of Directors of the Company have approved the proposal for new equity capital infusion of up to Rs. 8,000 crore to the Company

We enclose the copy of the Media Release which sets forth the details of the proposal.

It is proposed to seek the necessary approval of shareholders through Postal Ballot.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : Media Release

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
Tel: +91 22 3009 9999
www.rel.co.in

MEDIA RELEASE

RELIANCE ENERGY TO SUBSTANTIALLY ENHANCE NET WORTH AND BORROWING CAPABILITIES TO PURSUE MEGA OPPORTUNITIES

RELIANCE ANIL DHIRUBHAI AMBANI GROUP TO INFUSE NEW EQUITY CAPITAL OF UP TO RS. 8,000 CRORE

NEW EQUITY CAPITAL INFUSION AT A PRICE OF RS. 1,812 PER SHARE

A PREMIUM OF 5% TO MARKET PRICE AND SEBI FORMULA

CAPITAL INFUSION AT SUBSTANTIAL PREMIUM REFLECTS STRONG VOTE OF CONFIDENCE IN FUTURE GROWTH PROSPECTS

Mumbai, December 2, 2007 : At a meeting held today, the Board of Directors of Reliance Energy Limited (REL) have approved a proposal for new equity capital infusion of up to Rs. 8,000 crore into the Company.

The Reliance Energy group is engaged in several mega projects under implementation and under consideration, in power generation, transmission, and distribution, as well as infrastructure development in areas such as highways, bridges, metro rail, real estate, etc.

A large number of new mega infrastructure projects are also soon being put to bid, to provide further impetus to the country's rapidly accelerating economic growth.

The new equity capital will substantially enhance Reliance Energy's net worth, and further augment its borrowing capabilities, to enable greater participation in these mega growth opportunities in high growth areas, thereby generating superior returns for over 1.5 million shareholders.

The new equity capital infusion is proposed through a preferential offer of equity shares and/or equity related securities to Reliance Anil Dhirubhai Ambani Group. Life Insurance Corporation, New India Assurance, Oriental Insurance, General Insurance, National Insurance and United India Insurance, which have been long-term shareholders of the Company over the past several decades and who collectively hold approx. 18% of equity, will be provided an opportunity to participate in the proposed offering, on the same terms and conditions.

The preferential offer, which is subject to necessary approvals from shareholders, will be made at a price of Rs. 1,812 per share, representing a record premium of 5% to the current market price, and the minimum price as per applicable SEBI Guidelines.

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
Tel: +91 22 3009 9999
www.rel.co.in

Commenting on the development, Shri Anil Dhirubhai Ambani, Chairman, Reliance Energy Ltd., said:

"We have a great sense of excitement at the unprecedented opportunities unfolding before the Reliance Energy group, in the high growth areas of power and infrastructure development.

The new equity infusion of capital of up to Rs. 8,000 crore will propel Reliance Energy into a completely new orbit, facilitating our participation in a large number of forthcoming mega projects, for the benefit of our over 1.5 million shareholders.

We believe our committed infusion of new equity capital at a premium of 5% to the current market price, and the minimum SEBI formula determined price:

- **sets a new trend in corporate governance and transparency, by adoption of world class practices; and**
- **also provides a very strong signal to the capital markets, and the international and domestic investor community, on our confidence in the company's future growth prospects.**

Benefits of the Proposed Offer for Reliance Energy's Shareholders

The proposed infusion of new equity capital will lead to the following benefits for Reliance Energy:

- **Reliance Energy will rank among the 20 most valuable private sector companies in India in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalization, reflecting the company's inherent financial strength**
- **Substantial increase in the net worth from Rs. 10,542 crore to Rs. 20,000 crore by March 2009, an increase of nearly 100%**
- **Further strength to our existing AAA credit rating profile**
- **An increase in our borrowing ability from Rs. 10,000 crore to Rs. 20,000 crore, even at a conservative debt : equity level of 1:1**
- **An increase in the Book Value per share, from Rs. 447 per share to Rs. 720 per share**

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Tel: +91 22 3009 9999
www.rel.co.in

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.2,70,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

Note

A Group Company of Reliance Energy Limited, Reliance Power Limited is proposing, subject to market conditions and other considerations, an initial public offering of its equity shares and has filed a Draft Red Herring Prospectus (DRHP) with the Securities and Exchange Board of India (SEBI). The DRHP is available on the website of SEBI at www.sebi.gov.in and the respective websites of the BRLMs and CBRLMS at www.kotak.com, www.ibb.ubs.com/Corporates/indianipo, www.abnamroindia.com, www.db.com/India, www.enam.com, www.icicisecurities.com, www.jmfinancial.com, www.jpmipl.com, www.sbicaps.com and www.macquarie.com/in.

This media release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any equity shares, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Any potential investors should note that investment in equity shares involves a high degree of risk. For details, potential investors should refer to any Red Herring Prospectus that may be filed with the Designated Stock Exchange in future including the section titled "Risk Factors".

This announcement has been prepared for publication in India and may not be released in the United States. This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration.

For further Information Please contact: Venkatesh Somayaji on 9312782480 or at venkatesh.somayaji@relianceada.com

END